UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)

                                     RHODIA
                                (Name of Issuer)

                 Common stock, nominal value (euro) 1 per share
                         (Title of Class of Securities)

                                   762397 10 7
                                 (CUSIP Number)

                                January 17, 2003
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_| Rule 13d-1 (b)
            |_| Rule 13d-1 (c)
            |X| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Aventis

     Not applicable
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Republic of France
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           45,211,662 shares
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          0 shares
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         45,211,662 shares
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            0 shares
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,211,662 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     25.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Rhodia

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Rhodia
            26, Quai Alfonse Le Gallo
            92512 Boulogne Billancourt

            France

Item 2(a).  Name of Person Filing:

            Aventis

Item 2(b).  Address of Principal Business Office, or if none, Residence:

            Aventis
            65917 Strasbourg Cedex 9

            France

Item 2(c).  Citizenship:

            The Republic of France

Item 2(d).  Title of Class of Securities:

            Common Stock of Rhodia, nominal value (euro) 1 per share

Item 2(e).  CUSIP Number:

            762397 10 7

Item 3.     Item 3 is not applicable.

Item 4(a).  Amount Beneficially Owned:

            45,211,662 shares

Item 4(b).  Percent of Class:

            25.2 %

Item 4(c).  Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  45,211,662 shares

            (ii)  Shared power to vote or to direct the vote:

                  None

            (iii) Sole power to dispose or to direct the disposition of:

                  45,211,662 shares

            (iv)  Shared power to dispose or to direct the disposition of:

                  None

Item 5.     Ownership of Five Percent or Less of a Class:

            Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Item 7 is not applicable.

Item 8.     Identification and Classification of Members of a Group:

            Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            Item 9 is not applicable.

Item 10.    Certification:

            Item 10 is not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 AVENTIS


Date: February 13, 2003                          By: /s/ Bruno Angrand
                                                    ----------------------------
                                                 Bruno Angrand
                                                 Head of Corporate Law


                                                 By: /s/ Stephan Petri
                                                    ----------------------------
                                                 Stephan Petri
                                                 Head of Legal Operations